FILED PURSUANT TO RULE 424(B)(2)
                                                     REGISTRATION NO. 333-127086



PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED AUGUST 1, 2005)



                                TOP TANKERS INC.
                                  COMMON STOCK

This prospectus supplement relates to the issuance and sale of 2,100,000 shares of our common stock on our behalf through our sales agent, Deutsche Bank Securities Inc., or Deutsche Bank, in three privately negotiated transactions of 800,000, 1,000,000 and 300,000 shares, respectively. Total proceeds to us, before expenses but less commissions, for the sale of these shares were $14,050,040. These sales were made pursuant to the terms of a sales agreement between us and the sales agent, the form of which was filed with the Securities and Exchange Commission under a report on Form 6-K dated June 13, 2007, and is incorporated by reference herein. See "Plan of Distribution."

SEE "RISK FACTORS" BEGINNING ON PAGE 6 OF THE ACCOMPANYING PROSPECTUS TO READ ABOUT FACTORS YOU SHOULD CONSIDER BEFORE BUYING SHARES OF OUR COMMON STOCK.

Our common stock trades on the Nasdaq Global Market, or NASDAQ, under the symbol "TOPT." On June 28, 2007, the closing price of our common stock as quoted on the NASDAQ was $ 7.33 per share.

In connection with the sale of common stock on our behalf, the sales agent may be deemed to be an "underwriter" within the meaning of the Securities Act of 1933, and the compensation of the sales agent may be deemed to be underwriting commissions or discounts. We have agreed to provide indemnification and contribution to the sales agent against certain liabilities, including liabilities under the Securities Act.

                      -------------------------------------

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                      -------------------------------------

The table below shows the compensation received by Deutsche Bank for the sales of our common stock.

Sale of 800,000 shares                           Per Share            Total
----------------------
Initial price to purchaser...............        $6.8500              $5,480,000
Deutsche Bank's compensation.............        $0.1027              $   82,200
Proceeds, before expenses, to us.........        $6.7473              $5,397,800

Sale of 1,000,000 shares                         Per Share            Total
------------------------
Initial price to purchaser...............        $6.7200              $6,720,000
Deutsche Bank's compensation.............        $0.1008              $  100,800
Proceeds, before expenses, to us.........        $6.6192              $6,619,200

Sale of 300,000 shares                           Per Share            Total
----------------------
Initial price to purchaser...............        $6.8800              $2,064,000
Deutsche Bank's compensation.............        $0.1032              $   30,960
Proceeds, before expenses, to us ........        $6.7768              $2,033,040



             The date of this Prospectus Supplement is June 29, 2007

                          DEUTSCHE BANK SECURITIES INC.


SK 23116 0001 789044